Shareholder meeting
On May 26, 2005, the Annual Meeting of the Fund was held to elect eight Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 9,743,702 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there was two nominees for election by the preferred shareholders), with the votes tabulated as follows:
                                                               WITHHELD
                                        FOR                    AUTHORITY

James F. Carlin                         9,651,626               88,516

Richard P. Chapman, Jr.                 9,645,751               94,391

William Cosgrove                        9,639,538              100,604

William H. Cunningham                   9,638,442              101,700

Richard Dion                            9,648,175               91,967

Charles Ladner                          9,651,175               88,967

Stephan Pruchansky                      9,650,732               89,410

Jamie Shepherdson *                     9,651,651               88,491

*James Shepherdson resigned effective July 15, 2005.

The preferred shareholders elected Dr. John A. Moore and Patti McGill Peterson to serve as the Fund's Trustee until there successor is duly elected and qualified, with the votes tabulated as follows: 3,548 FOR, 0 AGAINST, 12 ABSTAINING.

The common and preferred shareholders ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditor for the fiscal year ending December 31, 2005, with votes tabulated as follows: 9,639,963 FOR, 36,850 AGAINST and 66,889 ABSTAINING.